UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934









                     HIKING ADVENTURES, INC.
     (Exact name of registrant as specified in its charter)







Nevada                                            88-0370480
(State of organization) (I.R.S. Employer Identification No.)

3123 Trueno Road, Henderson, NV 89014
(Address of principal executive offices)

Registrant's telephone number, including area code (702) 435-7947

Registrant's Counsel: Daniel G. Chapman, Esq., 3360 W. Sahara
Ave.  #200, Las Vegas, NV 89109, (702) 732-2253.

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock

ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

Hiking  Adventures,  Inc., (the "Company")  was  organized  as  a
Nevada corporation on October 18, 1996 for the purpose of publishing and marketing a collection of hiking trail guides. Its principal place of business is located at 3123 Trueno Road, Henderson, NV 89014.

The Company was formed by Gary C. Vesperman, who was issued 6,000 founders shares in consideration of expenditures totaling $414.55 for incorporating the Company. On January 13, 1998, Timothy J. Zelenka joined the Company's board and was named Secretary and Treasurer. On that date, Mr. Zelenka purchased 100,000 shares of the Company's common stock for the sum of $6,742, and Mr. Vesperman purchased 94,000 shares for the sum of $6,337.48.

An additional 600,000 shares were issued to 28 shareholders for $0.05 per share in an offering (the "Offering") pursuant to Rule 504 of Regulation D (See Item 10, "Recent Sales of Unregistered Securities"). This Offering commenced on March 25, 1998, and was closed on July 7, 1998.

                       Business of Issuer

The Company's purpose is to publish and market a collection of hiking trail guides. Typical hiking trail guides contain detailed descriptions of each trail and one or two black-and-white photographs. The Company intends to fill a niche in the marketplace by emphasizing hiking trails of exceptional merit, accompanied by color photographs of outstanding quality.

Each guidebook will feature one trail. The books will be 5-1/2 by 8-1/2 inches in size, printed on glossy paper to allow printing of full-color photographs. The front cover will show the name of the hiking trail at the top, with the most eye-catching photograph below. The insides of the front and rear covers will contain information about the Company's other hiking guides and hiking information. The back cover includes a photograph and the usual information, such as retail price, publisher name and address, copyright year, and ISBN number.

The photographs will be shown on each page, in the sequence in which the trail is traversed. The first few pages will include summary information about the trail, such as its location, a map, and some general comments as to why the trail is considered to be outstanding. The author is then introduced, and information is included concerning the photographs. Comments about the geology, history, campsites, and plant and animal life will also be included.

The Company also plans to research the feasibility, economic viability, and marketing appeal of providing hiking information, in addition to the guidebooks, to hikers via electronic methods using some of the technology already in place in the satellite-based global positioning systems ("GPS"). The Company envisions a hand-held device, similar to a GPS, that would provide a hiker on a trail with positioning information, weather reports for the area, access road conditions, campsite and lodging availability, and the ability to make reservations. The device would also feature an alarm that could alert a hiker to troublesome or dangerous conditions on the trail, such as bad weather, grizzly bear warnings, etc. This device is not currently under development, and the Company may determine that development of such a device is not economically feasible.

The Company plans to distribute these guidebooks over the internet. Mr. Zelenka's expertise in this area will help the Company develop a web-site and have it listed on all of the major search engines. The Company has been in contact with an on-line publishing company who has expressed an interest in publishing the guidebooks on their site.

In addition to the internet marketing, the Company also plans to pursue four other means of marketing and distributing the guidebooks. The first of these is advertisements in hiking and environmental-organization publications. Second, the Company will attempt to display and sell the books in the stores and visitor centers in each area in which the trails are located. Third, the Company will try to get the guidebooks included in catalogs featuring sporting goods, guidebooks, and other similar outdoor-oriented items Finally, the Company may conduct a targeted direct-mail campaign to sell photographs that are not included in the guidebooks.

The Company plans to design and print the guidebooks internally using desktop-publishing software. The major raw materials needed are the photographs, which Mr. Vesperman either has already taken or will take prior to publication, and paper, which is readily available through numerous retail outlets.

The two officers are the company's only employees at this time.

                          Risk Factors

The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has minimal operating history and has received no revenues or earnings from its intended operations. The Company did receive a small amount of income from "consulting" projects performed by the Company's management during the most recent fiscal year. While this revenue provides the Company with some working capital for it initial development, it is not likely that the Company or its principals will generate any additional consulting income in the future. The Company has limited assets and financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until it publishes its first guidebook. This may result in the Company incurring a net operating loss. There is no assurance that the Company will complete a guidebook or that it will successfully obtain a publishing or distribution contract.

COMPETITION FOR TRAVEL PUBLISHING. The travel and tourist publishing business are intensely competitive. The Company may be at a disadvantage with other companies, some of which have larger technical staffs, established market shares, and greater financial and operational resources than the Company. There can be no assurance that the Company will be able to compete successfully.

NO AGREEMENT FOR PUBLISHING OR DISTRIBUTION. To date, there are no contracts in place with any potential distributor or publisher. The guidebooks are not yet in a presentable format. The Company is working on producing the guidebook, and will seek distribution agreements at that time. The Company has had preliminary discussions with an online publishing company who has expressed an interest in publishing the guidebooks on their website. They are waiting, however, for a final draft before any agreement is proposed. At the same time, the Company will bring the draft to a number of printers in order to obtain quotes for publishing the books.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. The two officers and directors are the only employees of the Company.
Each of them has a full-time job, and devotes as much time as possible to the preparation of the guidebooks. While this limited availability increases the amount of time it will take to prepare a final draft, the experience of the management makes it imperative for them to perform this work. Loss of the services of either individual would adversely affect development of the Company's business and its likelihood of continuing operations. See Item 5.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has not conducted or received results of market research indicating that market demand exists for the guidebooks. Moreover, the Company does not have, and does not plan to establish, a marketing organization. The Company is relying completely on the experience and knowledge of Mr. Vesperman in this regard.

ITEM 2    MANAGEMENT'S PLAN OF OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

The Company plans to benefit from publishing and marketing guidebooks featuring a collection of hiking trails of exceptional merit. Each hiking trail description will begin with a few sentences of identification, narrative, and location. Narratives may include discussions of the trail's geology, biology, and history. The narrative of each trail is planned to be interspersed liberally with color photographs taken at various points along the trail.

The Company's President, Gary C. Vesperman, has hiked, rafted, backpacked, and otherwise visited a total of approximately 125 units of the Canadian and American national park and wilderness systems, plus dozens of state and provincial parks. Thus he is uniquely capable of judging the relative scenic merits of hiking trails. He personally hiked and selected four trails which will be the subject of the first four guidebooks.

The Company currently has an inventory of approximately 1,000 photographs which were purchased from Mr. Vesperman for a token payment of $1.00. These photographs, together with other photographs taken by Mr. Vesperman in August, 1998, will be used in the Company's initial four guidebooks.

In addition, the Company plans to acquire additional photographs for use in later editions. Weather and seasonal conditions typically influence the time of year when a trail should be hiked for optimal picture taking. For example, drought conditions in late summer are ideal for high-altitude trails. Wet winters are required for colorful spring wildflower displays in desert areas. So hiking trail photography would tend to be opportunistic and somewhat sporadic. In order to reduce costs, the Company plans to combine photographing trips to several candidate hiking trails in each category, when weather and seasonal conditions appear favorable.

The Company does not anticipate the need for additional cash during the next 12 months. The Company does not intend to hire additional employees or acquire significant plant or equipment during that time period.

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company neither owns nor leases any real property. Office services are provided without charge by Gary Vesperman, the President and Director of the Company.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following table sets forth information relating to the beneficial ownership of the Company's common stock by those persons holding beneficially more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. In this case, the only holders of more than 5% of the Company's common stock are the directors and executive officers, so only one table is shown.



Title of   Name/Address             Shares            Percentage
Class      of Owner                 Beneficially      Ownership
                                    Owned
Common     Gary C. Vesperman        99,300            12.41%
           4123 Trueno
           Henderson, NV 89014
Common     Timothy J. Zelenka       100,000           12.50%
           2949 E. Desert Inn Rd
           Suite 1
           Las Vegas, NV 89121
Common     All officers and         200,000           24.91%
           directors
           (2 individuals)

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:



Name/Address             Age               Position
Gary C. Vesperman        53                President/Direc
3123 Trueno Road                           tor
Henderson, NV 89014-
3142
Timothy J. Zelenka       42                Secretary/Treasurer/Director
347 Gana Court
Henderson, NV 89014

Gary C. Vesperman; President

Gary C. Vesperman, age 55, is the President and a Director of the Company. His previous experience has been with Film Funding, Inc., Las Vegas, Nevada from February 1992 until the present where he works as Vice President.

From April 1996 until October 1992 he was the Senior Technical Writer for EG&G Special Projects in Las Vegas. He wrote software user's guides and theory of operation/maintenance manuals for radar systems. He also edited proposals for security systems.

Mr. Vesperman was previously a technical writer with 18 Silicon Valley electronics companies including Control Data, Ford Aerospace, Ampex, Verbatim, Amdahl, Timex, Mohawk Data Sciences, Hewlett-Packard, and Moore Systems. His projects have included a broadcast television camera, vehicle electronics testing system for a General Motors luxury car assembly line, power control and distribution systems, and many types of computer equipment.

After over a quarter century of research, Mr. Vesperman completed the design of a fiber-optic network of computer-based segmented courses. Fiber-optic cables would link up to several dozen metropolitan high schools into a combination of unique statistical techniques, video, teleconferencing, super-learning, and a three-level computer hierarchy.

EDUCATION

BS  Electrical  Engineering, University  of  Wisconsin,  Madison,
Wisconsin 1968

EXPERIENCE:

Film Funding, Inc. Las Vegas, NV 1/92 -11/98

Started as Associated Producer. Promoted to Vice President and Chief Operating Officer July 1992. Edited screenplays and numerous business documents. Attended several inventors conferences and met with numerous inventors to obtain new business. Assisted with several business startups.

EG&G Special Projects, Las Vegas, NV 4/86 - 10/91

Senior Technical Writer - Wrote software user's guides and theory of operation/maintenance manuals for radar and computer hardware using WPS/PLUS-VMS AND WordPerfect 5.0 for DEC's VMS. Edited proposals and reports using Word 5.2 on IBM PC-compatible. Compiled cable and wire listings using Lotus 1-2-3. Developed engineering and publications document format standards. TS/SBI security clearance.

Hewlett-Packard Company, Cupertino, CA 10/84 - 7/85, 12/85 - 3/86

Technical  Writing Consultant - Wrote functional  circuit  theory
for   Operator   Interface  unit  and  Vehicle   Interface   Unit
maintenance manuals. Came back to write software user's manuals and other miscellaneous documents.

Amdahl Corporations, Sunnyvale, CA 9/83 - 4/84

Senior  Technical Writer - Wrote power distribution system theory of  operation  manual  for the large-scale Amdahl  580  mainframe
computer.  Used  a  3270  terminal,  SCRIFFW  editor  and   EDGAR
formatter.

Timex Corporation, Cupertino, CA 1/83 - 8/83

Senior   Technical   Writer  -  Cleaned  up  specifications   and
schematics. Using a Wang word processor, wrote part of internal hardware manual on Timex 2000 computer. (Not completed due to facility move to Connecticut.)

Mohawk Data Sciences, Los Gatos, CA 9/82 -11/82

Senior Technical Writer - Technical consultant for circuit descriptions of microprocessor-based telecommunications products.
Used CPM-based text editor.

Ampex Corporation, Redwood City, CA 10/79 - 5/81

Senior Technical Writer - Principal author of theory of operation for commercial broadcast color television camera (most complicated TV camera sold). Wrote video signal generating, video signal processing, auto centering, power supply, controls, etc. Revised operator's manual and maintenance procedures.

Ramtek Corporation, Sunnyvale, CA 1/79 - 3/79

Senior Technical Writer - Wrote manual for Interdata CPU/graphic display interface. Incorporated changes to other manuals.

Verbatim Corporation, Sunnyvale, CA 9/78 - 1/79

Senior Technical Writer - Wrote manual for flexible diskette certifier with magnetic recording, op amp, and microprocessor theory.

Ampex Corporation, Redwood City, CA 10/77 - 1/78

Senior Technical Writer - Revised tape transport manual to military specifications.

Amcomp, Sunnyvale, CA 9/79 - 5/77

Senior Technical Writer - Wrote field service notes for tape and disk drives. Wrote manual for disk drive test unit.

Moore Systems, Sunnyvale, CA 11/75 - 6/76

Associate Engineer - Documented supervisory control and data acquisition systems. Wrote manual for pulse output unit.

Ford Aerospace Corporation, Palo Alto, CA 10/75 - 11/75

Senior Publications Engineer - Wrote computer channel interface theory to military specifications.

Control Data Corporation, Sunnyvale, CA 2/68 - 10/74

Engineer Writer - Wrote manuals for hybrid analog/digital computer linkages, peripheral controllers, dual extended core storage controllers, I/O channel interfaces and switches, mainframe modifications, etc. Cost-estimated and scheduled manuals. Trained new hardware writers. Developed format changes and new special hardware manual standard. Demonstrated ability to detect logic design errors. Found numerous errors in three projects and detected an error in three others which had escaped complete checkout. One such error required replacing 12 printed-circuit cards.

Timothy J. Zelenka; Secretary/Treasurer

Timothy J. Zelenka, age 42, is Secretary/Treasurer and a Director of the Company. The highlights of his career includes stints as an independent Webmaster contractor for various financial services companies. He also has been a project manager for cellular telephone construction and a computer specialist for inventory control for an off-price wholesaler of designer clothing.

Wireless Internet Services, Inc., Las Vegas, NV, 2/99 - Present

Technical representative, web designer

Business Concepts, Inc., Las Vegas, NV, 8/97 - 2/99

Web master

Self Employed, Las Vegas, NV, 1/97 - 7/97

Web page designer

Nassiri, Inc., Las Vegas, NV, 8/95 - 12/96

Inventory Specialist

Comm-Con, aka North American Tower Service, Matthews, NC, 2/95

Project manager trainee

EDUCATION

Pennsylvania   State  University,  Landscape   Architecture   and
Hotel/Restaurant Management.

ITEM 6.   EXECUTIVE COMPENSATION

No compensation of directors or executive officers is paid by the Company. The officers and directors of the Company are reimbursed for out-of-pocket expenses incurred on the Company's behalf. If and when the Company becomes profitable, the Board of Directors of the Company may approve a compensation plan for its executive officers. No such plan is anticipated at this time.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no relationships or transactions to be reported.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

The Company's common stock is not listed for trading at this time. There are 37 record owners of the Company's stock. The
Company has never paid a cash dividend and has no present intention of doing so in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

Purchases of Common Stock in the Company have occurred as follows:

On Oct. 18, 1986, Gary C. Vesperman, President and Founder, received 6,000 shares of Common Stock for organizational costs.
On Jan. 13, 1998 he purchased 94,000 additional shares at $0.06742 per share, totaling $6337.25

On Jan. 13, 1998, Timothy J. Zelenka, Secretary and Treasurer, purchased 100,000 shares of Common Stock at $0.06742 per share, totaling $6741.75.

On  July  7, 1998, the Company completed its offering of  600,000 shares of common stock which was made pursuant to Rule 504 of Regulation D. The company sold stock to 28 individuals, and received gross proceeds of $30,000.

In addition, on or about February 21, 1998, Mr. Vesperman gifted a total of 700 shares to his sister, nephews, and nieces. He retains no voting control over those shares. All such sales or transfers were made in reliance upon the exemption from registration provided by Section 4 of the Securities Act of 1933 as amended.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, of which 800,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

                 Shares Eligible for Future Sale

Of the issued and outstanding shares, 200,000 are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition in accordance with Rule 144 promulgated under the Act.

In general, Rule 144 permits a person (or persons whose shares are aggregated) who has beneficially owned shares that were acquired privately (either directly from the Company or from an Affiliate of the Company) for at least two years, or who is an Affiliate of the Company, to sell within any three-month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock (approximately 43,000 as of the date of this statement) or the average weekly trading volume in the Company's common stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements. Sales of substantial amounts of the Common Stock of the Company in the public market could affect prevailing market prices adversely.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company's previous auditor was Bradford & Bradford P.C., CPA. The Company decided to use Kurt D. Saliger, CPA, to conduct its most recent audit. This change was made merely for the convenience of the Company, and there was no disagreement with Bradford & Bradford that led the Company to make this change.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

          Report  of  Independent Auditors, Bradford &  Bradford,
            P.C.  dated  January 13, 1998 and  Kurt  D.  Saliger,
            C.P.A, dated July 7, 1998 and December 31, 1998.

          Balance  Sheet  as of January 13, 1998, July  7,  1998,
            December 31, 1998

          Statement  of  Operation for the year ended 1996,  1997
            and 1998

          Statement  of  Stockholders' Equity for the year  ended
            1996, 1997 and 1998

          Statement of Cash Flows for the years ended 1996,  1997
            and 1998

          Notes to Financial Statements

                   INDEPENDENT AUDITORS REPORT

Board of Directors
Hiking Adventures, Inc.
Las Vegas, NV

I have audited the accompanying balance sheet of Hiking Adventures, Inc. (a development stage company), as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hiking Adventures, Inc. as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 2 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Kurt D. Saliger C.P.A.
     March 24, 1999

                     HIKING ADVENTURE, INC.
                 (A Development Stage Company )
                         BALANCE SHEETS


                                   December 31,      December 31,
                                   1998              1997
              ASSETS
CURRENT ASSETS
Cash                                $27,084           $0
Accounts Receivable                 $0                $0
TOTAL CURRENT ASSETS               $27,084           $0
PROPERTY AND EQUIPMENT, NET        $1,350            $0
OTHER ASSETS                       $228              $310
TOTAL ASSETS                       $28,662           $310
  LIABILITIES AND STOCKHOLDERS'
              EQUITY
CURRENT LIABILITIES                $0                $0
LONG TERM DEBT                     $0                $0
STOCKHOLDERS' EQUITY
Common Stock, $.001 par value       $800              $6
authorized 50,000,000 shares
issued
and outstanding 6,000 and 800,000
shares respecitvely
Additional Paid In Capital          $44,194           $409
Deficit Accumulated During          ($16,332)         ($105)
Development Stage
TOTAL STOCKHOLDERS' EQUITY         $27,312           $310
TOTAL LIABILITIES AND              $27,312           $310
STOCKHOLDER'S EQUITY

                     HIKING ADVENTURE, INC.
                 (A Development Stage Company )
                     STATEMENT OF OPERATIONS


                                       For the year      For the year
                                       ended December    ended December
                                       31, 1998          31, 1997
REVENUES                               $16,888           $0
COSTS OF REVENUES                      $0                $0
GROSS PROFIT                            16,888            $0
OPERATING EXPENSES
Selling, general and administrative     $32,883           $0
Amortization and depreciation           $232              $84
TOTAL EXPENSES                         $33,115           $84
NET PROFIT (LOSS)                      ($16,227)         ($84)
NET PROFIT (LOSS)                      ($0.02)           ($0.01)
PER SHARE - BASIC & DILUTED
AVERAGE NUMBER OF                      800,000           6,000
SHARES OF COMMON
STOCK OUTSTANDING

                     HIKING ADVENTURE, INC.
                 (A Development Stage Company )
                 STATEMENT OF STOCKHOLDER EQUITY


                                Number            Amount            Additional        (Deficit)
                                of                                  Paid In           Accumulated
                                Shares                              Cash              During
                                                                                      Development
                                                                                      Stage
October 18, 1996 issued for     6,000             $6                $409
cash (Note 2)
Net income 10-18-96 (inception)                                                       ($21)
to 12-31-96
Balance 12-31-96                6,000             $6                $409              ($21)
Net Loss, 12-31-97                                                                    ($84)
Balance December 31, 1997       6,000             $6                $409              ($105)
Issued for cash January 13,     194,000           $194              $12,885
1998
Issued for cash July 7, 1998    600,000           $600              $29,400
July 7, 1998 computer issued to                                     $1,500
company
(Net Loss) December, 31, 1998                                                         ($16,227)
Balance December 31, 1998       800,000           $800              $44,194           ($16,332)

                     HIKING ADVENTURE, INC.
                 (A Development Stage Company )
                     STATEMENT OF CASH FLOWS



                                    Year Ended        Year Ended        October 7, 1996
                                    December 31,      December 31,      (inception) to
                                    1998              1998              December 31,
                                                                        1998
    CASH FLOWS FROM OPERATING
            ACTIVITIES
Net Income (Loss)                   ($16,227)         ($84)             ($16,332)
Amortization                        $232              $84               $337
Increase in accounts payable        $0                $0                $0
Net Cash (Used) In                  ($15,995)         $0                ($15,995)
Operating Activity
    CASH FLOWS FROM FINANCING
            ACTIVITIES
Issuance of common stock for cash   $43,079           $0                $43,079
Net increase in cash                $27,084           $0                $27,084
Cash, January 1, 1998               $0                $0                $0
Cash, December 31, 1998             $27,084           $0                $27,084

                     HIKING ADVENTURE, INC.
                 (A Development Stage Company )
                  NOTES TO FINANCIAL STATEMENTS
                        December 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was organized October 7, 1996 under the corporate laws of the State of Nevada, as Hiking Adventures, Inc. (the "Company"). The Company is primarily a development stage company in accordance with SFAS #7, and has no operations. The Company is in the business of publishing and marketing a collection of hiking trail guides. The Company also plans to research the feasibility and marketing appeal of electronically providing hiking information services to hikers.

On July 7, 1998, the Company successfully completed an offering of its common stock under Regulation D, Rule 504 of the Securities Act of 1933 for 600,000 common shares of stock at $0.001 per share for $30,000.

The Company has not determined its accounting policies and procedures, except as follows:

  1.   The Company uses the accrual method of accounting.

  2. Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128) " Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented. Accordingly, basic and diluted loss per share are the same for all periods presented.
3. Organization costs of $415 are being amortized over a period of sixty (60) months commencing October 18, 1996.
4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 2 - GOING CONCERN

The Company's Financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realizations of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 3 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

EXHIBITS

          3.1 Articles of Incorporation

          3.2 By-Laws

          16.  Letter re change in certifying accountant